

March 8, 2024

Marcio Souza
Chief Executive Officer
Praxis Precision Medicines, Inc.
99 High Street, 30th Floor
Boston, MA 02110

> **Re: Praxis Precision Medicines, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 5, 2024**
> **File No. 333-277656**

Dear Marcio Souza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer A. Yoon, Esq.